NEWS RELEASE
TSX Venture Exchange Symbol: SNV	May 31st , 2007

SONIC’S FIRST QUARTER ADVANCES GROWTH & DEVELOPMENT STRATEGY;
RELOCATION TO EXPANDED FACILITY UNDERWAY

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today reported on its growth and development strategy, following the SEDAR filing of its financial results for the first quarter ending March 31st, 2007. The solid foundation laid by successful environmental operations with the Sonic Treatment Systems, using its proprietary PCB SonoprocessTM , has set the stage for expanding the Company’s reach beyond the environmental division to take its core technology and sonic energy expertise forth into new arenas for collaborative development.

Adam Sumel, President and CEO, announced “Marking the maturation of our Company is our relocation this month to a new 6,300 square foot facility in South Vancouver that encompasses each of the Sonic Demonstration & Pilot Plant Facility, the Sonic Research & Testing Facility and the corporate head office alongside the new SonoprocessTM Development Centre. We are very excited to have all these branches together at one site where we plan to accelerate our pace of organic growth and development into new application areas while reducing aggregate costs.”

Sonic’s growth and development strategy focuses on both environmental operations and SonoprocessTM technology development opportunities. The PCB SonoprocessTM has provided a solid footing to permit more meaningful attention to be devoted to the development of other SonoprocessTM opportunities identified by the Company’s Technical Advisory Board supported by industry partners. Going forward, Sonic’s strategy is to collaborate with suitable industry players who can accelerate the development and access to market for new sonic energy applications, and provide for earlier revenue opportunities for the Company. Sonic’s strategy to grow the environmental operations, apart from securing more contracts in Canada, is to expand on license opportunities for the Sonic Treatment System potentially accelerating revenue generation while minimizing capital expenditures and the market risks of project timing.

To better reflect the growth and direction of the Company expanding beyond the environmental sector, Management has made a motion for shareholder approval at the Annual General Meeting set for June 20th, 2007, to change the corporate name to Sonic Technology Solutions Inc. “It is clear that while any SonoprocessTM brings environmental benefits, our future opportunities reach much farther than the environmental market sector itself. We intend to consolidate our environmental operations into what will become a subsidiary company retaining the Sonic Environmental Solutions name.” explained Mr. Sumel.

Summary of recent Activities :

Environmental Operations

Management expects organic growth in its environmental sales and operations in 2007 to lead to new licenced partnerships with diversified environmental management companies as has been done with Veolia, Sonic’s licencee in Australia. In the first quarter Veolia treated its first 100 tonnes in a demonstration project for regulators in the Victoria province. Sales and marketing efforts have continued to garner strong interest in Canada, the USA and in Australia for the Sonic Treatment System.

The Company successfully completed its project in northern Ontario after agreeing to treat an additional volume of material early in January. This project demonstrated the modular flexibility and reliability of the Sonic Treatment System. Progress at the Company’s project in the Greater Toronto Area (GTA) was resumed after a short winter closure of the site. Operations there are now in full swing and treatment has been fully effective to date. The full scale Juker demonstration project in Delta, BC, is being wrapped up after having valuably served the Company’s research, development and marketing goals.

www.SonicEnvironmental.com

SonoprocessTMTM Technology Development

The Company continues to receive increasing interest in the potential applications of the SonoprocessTM . Management has directed that its SonoprocessTM development work be driven only in collaboration with interested partners that would share in the costs. New industrial applications are currently being explored for advancements in processing techniques used in cement, heavy oil, and oil sand industries.

Recently, the Company completed proof of principle work on an oil sands related application with some financial support from the Industrial Research Assistance Program (IRAP). Sonic has received further IRAP support based on provisional patents filed for development of its SonocreteTM process to condition waste flyash from coal combustion. The Company also announced in a press release dated May 24, 2007, that it has concluded an agreement to co-develop a SonoprocessTM for assisting in the upgrading of heavy oil containing asphaltenes.

The future for new SonoprocessTM applications under development is promising.

The Company’s Financial Statements and Management’s Discussion & Analysis for the first quarter ended March 31st, 2007, can be viewed at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com